Part II: Activities of the Broker-Dealer Operator and its Affiliates

Item 6: Activities of Service Providers

a. Does any employee of the Broker-Dealer Operator or its Affiliate that services both the operations of the NMS Stock ATS and any other business unit or any Affiliate of the Broker-Dealer Operator ("shared employee") have access to confidential trading information on the NMS Stock ATS? **Yes** If yes, identify the business unit, Affiliate, or both that the shared employee services, and provide a summary of the role and responsibilities of the shared employee at the ATS and the business unit, Affiliate, or both that the shared employee services: **In addition to its own employees, which will be discussed below**, **through an interaffiliate service agreement, Dealerweb's affiliate, Tradeweb Markets LLC, provides certain services including product and technology development and support, quality assurance, network support, system and application security, legal and risk management. Dealerweb maintains responsibility for the personnel and operations provided by Tradeweb Markets LLC. In addition, to ensure compliance with applicable regulatory obligations, Dealerweb, as the operator of the ATS, created and implemented appropriate procedures applicable to all personnel, including Tradeweb Markets LLC personnel that support the ATS. The business units and / or shared employees that have access to confidential trading information on the ATS platform for both EFP and NAVX are as follows:**

- **Dealerweb Market Support – this group is responsible for monitoring the platform to resolve subscriber issues and is the primary team monitoring the market for potential technology issues.**
- **Dealerweb Product Management – this group is responsible for providing relationship management support for subscribers across all of the Firm's products, which trade on the Firm's ATS and NMS Stock ATS.**
- **Dealerweb EFP Trade Support - Liaison with subscriber trading desks to address potential trade related issues, obtaining trade affirmation, where necessary, and reporting the futures leg of EFPs to the applicable futures exchange.**
- **Tradeweb Tech Operations & Quality and Assurance Group – this group is responsible for all technical issues with the platform including the testing of any changes and continued maintenance of the platform.**
- **Dealerweb Operations – this team is responsible for TRF and CATOATS reporting.**
- **Tradeweb Enterprise Risk Management Group – conducts general risk management throughout the firm including providing support on the development of policies and procedures and coordinating the testing of those policies and procedures.**
- **Dealerweb Regulatory Compliance – this team is responsible for providing guidance on applicable statutes and regulations to the business, interacts with various regulators to address inquiries, audits, and other matters, and monitors for regulatory compliance.**
- **Dealerweb Accounting and Finance – this group is responsible for billing clients and financial reporting.**

- **Dealerweb & Tradeweb Senior Management – the President of Dealerweb and Chief Administration Officer of Tradeweb have view only access, which allows them to manage and supervise the business.**

All of the groups described above have view only functionality to real time and historical order and ~~when it comes to the~~ trading activity, including live bids and offers of both EFPs and NAVX through the Dealerweb Master Blotter with the exception of the Dealerweb Market Support Group. The Dealerweb Market Support Group has the ability to cancel trades on behalf of subscribers based on written instructions received from subscribers.

b. Does any entity, other than the Broker-Dealer Operator, support the services or functionalities of the NMS Stock ATS ("service provider") that are required to be explained in Part III of this form? **Yes**~~No.~~

Tradeweb Markets Inc. has entered into an agreement with Nasdaq Markets Inc., to utilize its Nasdaq's SMARTS Trade Surveillance system. As part of this arrangement, Dealerweb, as a wholly owned operating subsidiary of Tradeweb Markets Inc., through a licensing arrangement uses Nasdaq SMARTS to conducts its trade surveillance. Dealerweb shares real time order and trading information for EFP and NAVX with Nasdaq SMARTS.

c. If yes to Item 6(b), does the service provider, or any of its Affiliates, use the NMS Stock ATS services? No.